
ANGLOVAAL MINING
AVMIN

Anglovaal Mining Limited
56 Main Street, Johannesburg,
South Africa, 2001
PO Box 62379, Marshalltown
South Africa, 2107
Telephone (011) 634 9111
International telephone (+27 11) 634 9111
Facsimile (011) 634 0038
International Facsimile (+27 11) 634 0038
www.avmin.co.za

29 April 2003

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

Reference: ~~82-44282~~ 82-4579


03050513

Dear Sirs

Announcements : 11 and 15 April 2003

We enclose a copy of the announcements that appeared in the South African financial press on the dates indicated, but not distributed to shareholders.

Yours faithfully
For and on behalf of
Anglovaal Mining Limited

R H Phillips
Group Company Secretary

RHP/re
C:\Documents and Settings\rosael\My Documents\Avmin 2003\Letter\Letter - Securities and Exchange Commission - Announcements 11 and 15 April 2003.doc

Not for release, publication or distribution into or in the United States, Canada or Japan

ANGLOVAAL ● MINING



Anglovaal Mining Limited

(Incorporated in the Republic of South Africa)
(Registration number 1933/004580/06)
(Share code: AIN ISIN: ZAE 000017141)
("Avmin")

CAUTIONARY ANNOUNCEMENT – AVMIN TO PLACE UP TO 100,000,000 SHARES IN AVGOLD INTERNATIONALLY

Avmin has launched a private placement of up to 100,000,000 ordinary shares (the "shares") of Avgold Limited ("Avgold") to global institutional investors. The shares are listed on the JSE Securities Exchange South Africa. Morgan Stanley & Co. International Limited will act as sole bookrunner for the placement.

The placement proceeds will be applied to repay some of Avmin's U.S. dollar-denominated debt, which is secured in part by its 55.7% equity interest in Avgold. After considering various options for raising the necessary funds outside of South Africa, Avmin concluded that the sale of up to 100,000,000 Avgold shares was the most appropriate means to raise the majority of the funds required.

Avmin considers its investment in Avgold to be strategic and has no intention to sell any Avgold shares other than through the placement. The arrangements for the placement provide that Avmin and Avgold will each undertake that, following completion of the placement, it will not, for a period of 180 days, sell or issue, where applicable, further shares of Avgold.

The placement will also benefit Avgold by increasing its free float from approximately 33% to up to 48%, an increase of about 45%, and it will also establish an international shareholder base for Avgold. Avmin will continue to control Avgold after the placement.

Shareholders should exercise caution in dealing in the shares of Avmin until a further announcement is made.

The shares will not be offered to residents of South Africa, Lesotho, Namibia and Swaziland.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) are in the United Kingdom and either have professional experience in matters relating to investments or are high net worth companies, unincorporated associations etc for the purposes of Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA.

This announcement is not for publication or distribution or release in the United States of America (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada or Japan.

Johannesburg
11 April 2003

Sole bookrunner

Morgan Stanley

Sponsor


Deutsche Securities

Member of the Deutsche Bank Group

Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Not for release, publication or distribution into or in the United States, Canada or Japan


ANGLOVAAL MINING

Anglovaal Mining Limited
(Incorporated in the Republic of South Africa)
(Registration number 1933/04580/06)
(Share code: AIN ISIN: ZAE 000017141)
("Avmin" or "the Company")

PLACEMENT OF AVGOLD SHARES TO INTERNATIONAL INSTITUTIONAL INVESTORS

1. Introduction

Further to the cautionary announcement on 11 April 2003, Avmin has successfully placed 90,000,000 shares in Avgold ("Avgold shares") to international institutional investors at a U.S. Dollar-denominated cash price of US$0.83232 per Avgold share (the "placement price"), which is equivalent to R6.50 per Avgold share based on a Rand to U.S. Dollar exchange rate of Rand 7.8095 = US$1.00. The proceeds of the placement will be used to repay some of Avmin's U.S. Dollar-denominated debt, which is secured in part by its equity interest in Avgold.

2. Placement overview

The placement price was determined through a book-building process, which commenced at the opening of business on Friday, 11 April 2003 and ended by the close of business on Monday, 14 April 2003. The Rand-equivalent of the placement price at R6.50 represents a 12% discount to the closing price of the Avgold shares on the JSE Securities Exchange, South Africa on Monday, 14 April 2003.

3. Avmin's shareholding in Avgold

Avmin considers its investment in Avgold to be strategic and has no intention to sell any additional Avgold shares. The arrangements for the placement provide that Avmin and Avgold will not, for a period of 180 days, sell or issue, as applicable, further shares of Avgold. Avmin continues to hold the 10,000,000 Avgold shares that were initially available for possible placement and has undertaken that it will not sell this stake or any of its other Avgold shares during the aforementioned period.

Following settlement of the placement on 24 April 2003, Avmin will hold 286,305,263 shares, which represent approximately 42% of Avgold's ordinary shares, and will continue to control Avgold. In addition, Avgold's free float will increase from approximately 33% to 46%, an increase of about 41%.

4. Financial effects of the placement on Avmin

The pro-forma effects of the placement on earnings per share, headline earnings per share and net asset value per share on the basis set out below are for illustrative purposes only and, by nature, may not provide a true picture of Avmin's financial position or results of operations:

Six-month period ending 31 December 2002

		Before		After		Increase/ (Decrease)
	Notes	US$	Rands	US$	Rands	%
Net asset value (Cents per share)	1,4	287	2 486	335	2 902	17
Earnings (Cents per share)	2,3,4	11	106	52	522	392
Headline earnings (Cents per share)	2,3,4	9	94	10	103	10

Notes:

1. Net asset value as at 31 December 2002 is calculated as if the placement occurred on 1 July 2002 and the net proceeds of US$72.5 million are converted into Rand at the spot rate of 10.25.
2. Earnings per share and headline earnings per share for the six-month period ending 31 December 2002 are calculated as if the placement took place with effect from 1 July 2002 and the net proceeds of US$72.5 million are converted into Rand at the spot rate of 10.25.
3. Assumes net proceeds of US$72.5 million from placement are fully used to repay debt that incurs a weighted-average interest charge of 6.39% per annum.
4. The average Rand/U.S. Dollar exchange rate for the six-month period ended 31 December 2002 is 10.10, and the spot rate on 31 December 2002 is 8.65.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) are in the United Kingdom and either have professional experience in matters relating to investments or are high net worth companies, unincorporated associations etc, for the purposes of Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA.

This announcement is not for publication or distribution or release in the United States of America (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada or Japan.

Johannesburg
15 April 2003

Sole bookrunner

Morgan Stanley

Sponsor


Deutsche Securities
Member of the Deutsche Bank Group

Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Legal counsel to bookrunner

Davis Polk & Wardwell

South African legal counsel to the Company

DENEYS | REITZ
ATTORNEYS


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